UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Mock, Wayne E.
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Date of Event Requiring Statement (Month/Day/Year)
   1/1/02

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Concero Inc. (CERO)

5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Technology Officer

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Common Stock                                                 2,443               D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (1)       08/15/11  Common Stock                 25,000     $0.6000    D           Direct
(right to buy)
Non-Qualified Stock Option      (2)       04/23/11  Common Stock                 13,710     $1.0100    D           Direct
(right to buy)
Non-Qualified Stock Option      (3)       09/29/08  Common Stock                 5,000      $1.9375    D           Direct
(right to buy)
Non-Qualified Stock Option      (4)       12/15/10  Common Stock                 20,000     $1.9688    D           Direct
(right to buy)
Non-Qualified Stock Option      (5)       10/20/08  Common Stock                 10,000     $2.1880    D           Direct
(right to buy)
Non-Qualified Stock Option      (6)       06/15/09  Common Stock                 5,000      $3.0000    D           Direct
(right to buy)
Non-Qualified Stock Option      (7)       02/09/09  Common Stock                 5,000      $3.8750    D           Direct
(right to buy)
Non-Qualified Stock Option      (8)       09/27/06  Common Stock                 770        $3.9000    D           Direct
(right to buy)
Non-Qualified Stock Option      (9)       11/01/06  Common Stock                 77         $4.5500    D           Direct
(right to buy)
Non-Qualified Stock Option      (10)      05/31/10  Common Stock                 2,000      $9.6250    D           Direct
(right to buy)

Explanation of Responses:

(1) Option to purchase 25,000 shares becomes exercisable in two (2) equal annual installments begining on August 15, 2002.

(2) Option to purchase 13,710 shares becomes exercisable in two (2) equal annual installments beginning on April 23, 2002.

(3) 3,750 options are currently exercisable.  The remaining 1250 options become exercisable on September 28, 2002.

(4) 5,000 options are currently exercisable.  The remaining 15,000 options are exercisable in three (3) equal annual installments beginning December 15, 2002.

(5) 5,250 options are currently exercisable.  The remaining 4,750 options become exercisable on October 20, 2002.

(6) 2,500 options are currently exercisable.  The remaining 2,500 options are exercisable in two (2) equal annual installments beginning June 15, 2002.

(7) 2,500 options are currently exercisable.  The remaining 2,500 options are exercisable in two (2) equal annual installments beginning February 9, 2002.

(8) 770 options are currently exercisable.

(9) 77 options are currently exercisable.

(10)500 options are currently exercisable.  The remaining 1,500 options are exercisable in three (3) equal annual installments beginning May 31, 2002.

SIGNATURE OF REPORTING PERSON
/S/ Mock, Wayne E.
DATE January 10, 2001